SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
     C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 516TH. BOARD OF DIRECTORS MEETING

HELD ON AUGUST 02, 2006

On the second day (2nd.) of the month of August in the year of two thousand and six, at 2 p.m., at the offices of the Company, established at Avenida das Nações Unidas, n° 4.777, Zip Code 05.477 -000, São Paulo/SP, the five-hundredth and sixteenth (516th) Meeting of BRASKEM S.A’s Board of Directors was held, being attended by the below undersigned Board Members: Board Member Francisco Teixeira de Sá was absent, having been replaced by his respective alternate. The Board Members Luiz Fernando Cirne Lima, Newton Sergio de Souza and Patrick Horbach Fairon, as well as their respective alternates were also absent, having been replaced respectively by the Board Members Ruy Lemos Sampaio, Álvaro Pereira Novis and Edmundo José Correia Aires, as per the letter of representation forwarded previously, and in compliance with the procedures envisaged in the Company’s Bylaws. In attendance were also the Chief Executive Officer, José Carlos Grubisich, the Executive Officers Paul Altit, Mauricio Ferro, the Fiscal Council representative, Mr. Ismael Abreu, Mrs. José Augusto Cardoso Mendes, Nelson Raso and Ms. Ana Patrícia Soares Nogueira. Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira was its secretary. Initially, the Chairman registered on behalf of all the attendees the welcome to Messrs Antonio Britto Filho and José Lima de Andrade Neto, the new members of the Board of Directors, which had been elected by the Company’s Extraordinary Shareholders Meeting, held on July 04, 2006. AGENDA: I) Subjects for deliberation: The following deliberations were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – after due analysis of their terms and associated documents, the following Proposals for Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD. CA/BAK-14/2006 – Debentures Issuance, in order to approve the issuance of simple debentures not convertible into shares and not bearing any real guarantees, in the amount of R$ 500.000.000,00 (five hundred million reais), pursuant the authority granted in sub-item “u” of art. 26 of the Company’s Bylaws, authorizing the Board of Executive Officers to carry out all the necessary acts to issue said debentures, the main characteristics whereof have been described in Attachment I to the respective PD. II) Subjects for Acknowledgement: Presentations were made by the respective Executive Officers responsible for the matters contained in this item II, to wit: 1) Company Results for the 2nd. Quarter, 2006; 2) Monitoring of the Business Plan for 2006; 3) Changes made to the organizational structure of the Company; 4) Monitoring of the Braskem + Program; 5) Monitoring of the Share Buy-Back Program; and 6) Monitoring of the Financial Management and Investments Policy, approved by the Board of Directors and monitored by the Investments and Finances Committee. III) Subjects of Interest to the Company: Nothing to record; IV) ADJOURNMENT: No further subjects remaining to be discuss, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, August 02, 2006 [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; José de Freitas Mascarenhas; José Lima de Andrade Neto; Lúcio José Santos Júnior; Luiz Fernando Cirne Lima (pp/ Ruy Lemos Sampaio); Masatoshi Furuhashi; Newton Sergio de Souza (pp/ Álvaro Pereira Novis); Patrick Horbach Fairon (pp/ Edmundo José Correia Aires)].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Augut 04, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer